

May 8, 2014

<u>Via E-Mail</u>
Mr. Jack Jie Qin
President and Chief Executive Officer
EFT Holdings, Inc.
17800 Castleton Street, Suite 300
City of Industry, California 91748

> **Re: EFT Holdings, Inc.**
> **PCAOB Letter - Change in Accountants**
> **File No. 000-53730**

Dear Mr. Qin:

We have received a PCAOB letter from Anderson Bradshaw PLLC dated April 17, 2014 notifying the Chief Accountant of the Commission that your client-auditor relationship with them has ceased. As such, you should file an Item 4.01 Form 8-K immediately. The filing was due within four business days of the dismissal of Anderson Bradshaw PLLC.

Item 304 of Regulation S-K describes the disclosure requirements of Item 4.01 of Form 8-K. In order for the former auditor to provide the letter required by Item 304, a copy of the filing should be furnished to them as soon as possible, but no later than the date you file the Form 8-K current report with the Commission. You should file the former auditor's letter with the Commission under the Item 4.01 designation as Exhibit 16 to the filing or amendments thereto within two business days of receipt but no later than ten business days after you file the Form 8-K current reports.

If you have engaged a new auditor, please also file an Item 4.01 of Form 8-K and provide the disclosures required by Item 304 of Regulation S-K for that event. We remind you that an Item 4.01 8-K reporting the engagement of a new auditor is required to be filed within four business days after the date of engagement of the new auditor.

If you have any questions, please direct them to Sondra Snyder, Staff Accountant, at (202) 551-3332. In her absence, you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief